                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           GOLDEN STATE BANCORP INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  381197 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

          Barry F. Schwartz, Esq.                   Gerald J. Ford
     MacAndrews & Forbes Holdings Inc.         Hunter's Glen/Ford, Ltd.
            35 East 62nd Street             200 Crescent Court, Suite 1350
          New York, New York 10021               Dallas, Texas 75201
               (212) 572-8600                       (214) 871-5131
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               September 11, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 13)

---------------------                                        ------------------
CUSIP No. 381197 10 2                 13D                    Page 2 of 13 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Mafco Holdings Inc.
-------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3.      SEC USE ONLY

-------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                                  -0-
   NUMBER OF   ----------------------------------------------------------------
    SHARES       8.    SHARED VOTING POWER
 BENEFICIALLY                     41,067,270*
   OWNED BY    ----------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
   REPORTING                      -0-
    PERSON     ----------------------------------------------------------------
     WITH       10.    SHARED DISPOSITIVE POWER
                                  41,067,270*
-------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                  41,067,270*
-------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                            [X]
-------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  34.7%
-------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------

---------------
* Mafco Holdings Inc. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald J. Ford.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 3 of 13 Pages
---------------------                                        ------------------


-------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           First Gibraltar Holdings Inc.
-------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3.      SEC USE ONLY

-------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                                  -0-
   NUMBER OF   ----------------------------------------------------------------
    SHARES       8.    SHARED VOTING POWER
 BENEFICIALLY                     41,067,270*
   OWNED BY    ----------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
   REPORTING                      -0-
    PERSON     ----------------------------------------------------------------
     WITH       10.    SHARED DISPOSITIVE POWER
                                  41,067,270*
-------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                  41,067,270*
-------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                            [X]
-------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  34.7%
-------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------

---------------
* First Gibraltar Holdings Inc. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald J. Ford.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 4 of 13 Pages
---------------------                                        ------------------


-------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Gerald J. Ford
-------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[X]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
   3.      SEC USE ONLY

-------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                                  -0-
   NUMBER OF   ----------------------------------------------------------------
    SHARES       8.    SHARED VOTING POWER
 BENEFICIALLY                     15,655,718*
   OWNED BY    ----------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
   REPORTING                      -0-
    PERSON     ----------------------------------------------------------------
     WITH       10.    SHARED DISPOSITIVE POWER
                                  15,655,718*
-------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                  15,655,718*
-------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*

                                                                            [X]
-------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  13.2%
-------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

---------------
* Mr. Ford expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or First Gibraltar Holdings Inc.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 5 of 13 Pages
---------------------                                        ------------------


-------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Ford Diamond Corporation
-------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3.      SEC USE ONLY

-------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
-------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                                  -0-
   NUMBER OF   ----------------------------------------------------------------
    SHARES       8.    SHARED VOTING POWER
 BENEFICIALLY                     15,655,718*
   OWNED BY    ----------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
   REPORTING                      -0-
    PERSON     ----------------------------------------------------------------
     WITH       10.    SHARED DISPOSITIVE POWER
                                  15,655,718*
-------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                  15,655,718*
-------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                            [X]
-------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  13.2%
-------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------

---------------
* Ford Diamond Corporation expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or First Gibraltar Holdings Inc.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 6 of 13 Pages
---------------------                                        ------------------


-------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Hunter's Glen/Ford, Ltd.
-------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3.      SEC USE ONLY

-------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
-------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                                  -0-
   NUMBER OF   ----------------------------------------------------------------
    SHARES       8.    SHARED VOTING POWER
 BENEFICIALLY                     15,655,718*
   OWNED BY    ----------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
   REPORTING                      -0-
    PERSON     ----------------------------------------------------------------
     WITH       10.    SHARED DISPOSITIVE POWER
                                  15,655,718*
-------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                  15,655,718*
-------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                            [X]
-------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  13.2%
-------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------

---------------
* Hunter's Glen/Ford, Ltd. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or First Gibraltar Holdings Inc.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 7 of 13 Pages
---------------------                                        ------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 135 Main Street, San Francisco, California 94105.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) First Gibraltar Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("FGH"),
(c) Gerald J. Ford, (d) Ford Diamond Corporation, a Texas corporation ("FDC"), and (e) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen," and together with Mafco Holdings, FGH, FDC and Mr. Ford, the "Reporting Persons").

         Mafco Holdings is a diversified holding company with interests in several industries. Through its 83% ownership of Revlon, Inc., Mafco Holdings is engaged in the cosmetics and skin care, fragrance and personal care products business. Mafco Holdings also owns 72% of Panavision Inc., a supplier of film camera systems to the motion picture and television industries, 29.9% of Sunbeam Corporation (assuming exercise of warrants to purchase 23,000,000 shares of Sunbeam common stock), and 65% of Meridian Sports Incorporated, a manufacturer and marketer of ski boats. Mafco Holdings, through its 64% beneficial ownership of Consolidated Cigar Holdings Inc., is engaged in the manufacture and distribution of cigars and pipe tobacco. Mafco Holdings also owns 39% of M&F Worldwide Corp. (assuming conversion of certain preferred stock) which is in the business of processing licorice and other flavors. The principal executive offices of Mafco Holdings are located at 35 East 62nd Street, NewYork, New York 10021. All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman. Effective September 11, 1998, Mr. Perelman became a director of the Company.

         FGH is a holding company whose only significant asset is the Common Stock it holds. The principal executive offices of FGH are located at 35 East 62nd Street, New York, New York 10021. All of the capital stock of FGH is beneficially owned indirectly by Mafco Holdings.

         Mr. Ford's principal occupation is Chairman of the Board and Chief Executive Officer of the Company and of California Federal Bank, A Federal Savings Bank ("Cal Fed"), an indirect wholly owned subsidiary of the Company. The principal business address of Mr. Ford is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford is a United States citizen.

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 8 of 13 Pages
---------------------                                        ------------------


         FDC is a Texas corporation having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford owns all of the capital stock of FDC and is its sole director. FDC serves as a general partner of Hunter's Glen and of other Ford family partnerships.

         Hunter's Glen is a Texas limited partnership having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Hunter's Glen was organized for estate planning purposes and owns 15,655,718 of the shares of Common Stock reported herein. Mr. Ford and FDC are the two general partners of Hunter's Glen. The sole limited partner of Hunter's Glen is a trust established for the benefit of Mr. Ford's children.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Mafco Holdings, FGH and FDC is set forth in Schedule I hereto and is incorporated herein by reference. All of the individuals named on Schedule I are citizens of the United States of America.

         To the knowledge of the Reporting Persons, during the last five years neither any of the Reporting Persons nor any of the persons listed on Schedule I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, pursuant to the terms of the Reorganization Agreement (as defined below), FGH and Hunter's Glen received, upon consummation of the Mergers (as defined below), 41,067,270 and 15,655,718 shares, respectively, of Common Stock in consideration for all of their respective ownership interests in First Nationwide (Parent) Holdings Inc. and First Nationwide Holdings Inc. In addition, as more fully described in Item 4 below, pursuant to the Reorganization Agreement, FGH and Hunter's Glen will be entitled to receive additional shares of Common Stock as contingent consideration in the Mergers under certain circumstances.

ITEM 4.  PURPOSE OF TRANSACTION.

Merger Transactions

         On February 4, 1998, FGH, Hunter's Glen, First Nationwide (Parent) Holdings Inc., a Delaware corporation and formerly a wholly owned subsidiary of FGH ("Parent Holdings"), First Nationwide Holdings Inc., a Delaware corporation that formerly was 80% owned by Parent Holdings

---------------------                                        ------------------
CUSIP No. 381197 10 2                  13D                   Page 9 of 13 Pages
---------------------                                        ------------------


and 20% owned by Hunter's Glen ("FNH"), the Company, and Golden State Financial Corporation, a Delaware corporation and a wholly owned subsidiary of the Company ("GSF"), entered into an Agreement and Plan of Reorganization (as amended, the "Reorganization Agreement"). Pursuant to the Reorganization Agreement, Parent Holdings merged with and into the Company and FNH merged with and into GSF (such transactions being referred to herein as the "Mergers"). Following the consummation of the Mergers, Glendale Federal Bank, Federal Savings Bank, a subsidiary of GSF ("Glendale Federal") merged with and into Cal Fed, with Cal Fed continuing as an indirect, wholly owned subsidiary of the Company.

         Pursuant to the terms of the Reorganization Agreement, FGH and Hunter's Glen received upon consummation of the Mergers, in consideration for all of their respective ownership interests in Parent Holdings and FNH, 41,067,270 and 15,655,718 shares, respectively, of Common Stock. In addition, the Reorganization Agreement provides that FGH and Hunter's Glen will be entitled to receive contingent merger consideration, through the issuance by the Company of additional shares of Common Stock to FGH and Hunter's Glen (the "Contingent Shares") following consummation of the Mergers, based on (a) the use by the Company of certain potential tax benefits resulting from certain net operating loss carryforwards of Parent Holdings, FNH and Cal Fed and the realization of certain other potential tax assets and liabilities of the Company and Parent Holdings, and (b) Cal Fed's net after-tax recovery in certain specified litigation, including a percentage of the net after-tax recovery in Cal Fed's goodwill litigation against the United States (the "Cal Fed Goodwill Litigation"), following payment by Cal Fed of all amounts due to the holders of its contingent litigation recovery participation interests ("CALGZs") and its secondary contingent litigation recovery participation interests ("CALGLs") and the retention by the Company of certain amounts of such recovery as provided in the Reorganization Agreement. The Reorganization Agreement provides generally that the amount of the net after-tax recovery, if any, resulting from the Cal Fed Goodwill Litigation to be excluded for purposes of calculating the number of Contingent Shares issuable in respect thereof will be based on the dollar amount of the 15% of the net after-tax recovery in Glendale Federal's goodwill lawsuit against the United States (the "Glendale Goodwill Litigation") to be excluded in calculating the aggregate number of shares of Common Stock underlying Golden State's Litigation Tracking Warrants, adjusted to reflect the pro forma ownership interest of FGH and Hunter's Glen in the combined company at the time of consummation of the Mergers. The Litigation Tracking Warrants, which were distributed by the Company to its stockholders on May 29, 1998, represent in the aggregate the right to receive upon exercise thereof Common Stock having an aggregate market value equal to 85% of the net after-tax recovery, if any, in the Glendale Goodwill Litigation. If any Contingent Shares become issuable pursuant to the terms of the Reorganization Agreement as described above, FGH will receive 80% of such Contingent Shares and Hunter's Glen will receive 20% of such Contingent Shares.

---------------------                                       -------------------
CUSIP No. 381197 10 2                  13D                  Page 10 of 13 Pages
---------------------                                       -------------------


         The number of Contingent Shares to be issued to FGH and Hunter's Glen pursuant to the Reorganization Agreement cannot be determined at the present time as such number depends upon factors that are not subject to determination at this time. These factors include, among other things, the net value to the combined company of certain contingent assets and liabilities of the Company and Parent Holdings (including potential recoveries in the Glendale Goodwill Litigation, the Cal Fed Goodwill Litigation and certain other litigation, potential tax benefits resulting from certain net operating loss carry forwards of the consolidated group of which Parent Holdings formerly was a member and other contingent tax assets and liabilities of the Company and Parent Holdings) and the market price of the Common Stock at the time that any issuance of Contingent Shares would be required under the Reorganization Agreement.

Board of Directors and Management of the Company

         Upon consummation of the Mergers, the board of directors of the Company was increased in size from 12 to 15 directors, with five of the 15 directors being designated by the Company from among its 12 directors serving prior to the Mergers and the other ten directors being designated by Parent Holdings, including Mr. Perelman and Howard Gittis, a Vice Chairman and director of Mafco Holdings and FGH. Upon consummation of the Mergers, Mr. Ford was appointed Chairman of the Board and Chief Executive Officer of the Company, and Carl B. Webb, President and Chief Operating Officer of Cal Fed, was appointed as a director and as President and Chief Operating Officer of the Company.

         The Reorganization Agreement and Amendment No. 1 thereto are attached hereto as Exhibit 2.1 and Exhibit 2.2 and are incorporated herein by reference in their entirety. The foregoing summary of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Registration Rights Agreement

         In connection with the closing of the Mergers, FGH and Hunter's Glen entered into a registration rights agreement (the "Registration Rights Agreement") with the Company. The Registration Rights Agreement provides each of FGH and Hunter's Glen with "demand rights" pursuant to which the Company will, at the request of either FGH or Hunter's Glen, file a registration statement under the Securities Act of 1933, as amended, covering the resale of shares of Common Stock issued to FGH and/or Hunter's Glen pursuant to the Reorganization Agreement. Additionally, pursuant to the Registration Rights Agreement, if the Company proposes to register any common equity securities for sale pursuant to an underwritten offering, FGH and Hunter's Glen will be entitled to include in such registration statement such number of shares of Common Stock as FGH and Hunter's Glen desire to sell, subject to certain limitations. The Registration Rights Agreement contains other customary covenants by the Company, FGH and Hunter's Glen and customary

---------------------                                       -------------------
CUSIP No. 381197 10 2                  13D                  Page 11 of 13 Pages
---------------------                                       -------------------


indemnification, resale restrictions and other provisions, and the Company is obligated to pay all registration expenses incurred in connection with the transactions contemplated by the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as
Exhibit 10.1 and is incorporated herein by reference.

Other Matters

         Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire shares of Common Stock, dispose of shares of Comon Stock or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 11, 1998, based on information provided by the Company, there were 118,495,364 shares of Common Stock outstanding, of which as a result of the consummation of the Mergers as described in Item 4, Mafco Holdings and FGH may be deemed to share beneficial ownership of 41,067,270 shares of Common Stock, representing 34.7% of the Common Stock then outstanding, and Mr. Ford, FDC and Hunter's Glen may be deemed to share beneficial ownership of 15,655,718 shares of Common Stock, representing 13.2% of the Common Stock then outstanding. Upon the occurrence of certain events discussed in Item 4, the Reporting Persons have the right to acquire additional shares of Common Stock from the Company. Mafco Holdings and FGH expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Hunter's Glen, FDC or Mr. Ford. Mr. Ford, FDC and Hunter's Glen expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Mafco Holdings or FGH.

         Except as set forth in this Item 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto beneficially own any shares of Common Stock.

---------------------                                       -------------------
CUSIP No. 381197 10 2                  13D                  Page 12 of 13 Pages
---------------------                                       -------------------



         (c) Other than the transactions described in Item 4 of this Schedule 13D or set forth in the table below, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

         The following table sets forth transactions in shares of Common Stock effected by any of the persons named in Schedule I hereto during the past 60 days:

Date      Individual     Nature of Transaction      # Shares    Price per Share
----      ----------     ---------------------      --------    ---------------
9/3/98    I. Engelman    purchase through broker     10,000        $ 17.4375
9/18/98   H. Gittis      purchase through broker     10,000        $ 20.25

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The 41,067,270 shares of Common Stock received by FGH in the Mergers, as well as any Contingent Shares received by FGH in the future and the capital stock of any intermediate holding companies affiliated with Mafco Holdings, are or may be from time to time pledged to secure certain obligations.

         Except as provided in the Reorganization Agreement and the Registration Rights Agreement or as set forth herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or
Schedule I hereto, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 2.1 - Agreement and Plan of Reorganization, dated as of
                       February 4, 1998, by and among Golden State Bancorp Inc., Golden State Financial Corporation, First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., First Gibraltar Holdings Inc., and Hunter's Glen/Ford, Ltd.

         Exhibit 2.2 - Amendment No. 1, dated as July 13, 1998, to the
                       Agreement and Plan of Reorganization, dated as of February 4, 1998, by and among Golden State Bancorp Inc., Golden State Financial Corpo ration, First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., First Gibraltar Holdings Inc., and Hunter's

---------------------                                       -------------------
CUSIP No. 381197 10 2                  13D                  Page 13 of 13 Pages
---------------------                                       -------------------


                                         Glen/Ford, Ltd.

         Exhibit 10.1 - Registration Rights Agreement, dated as of
                        September 11, 1998, by and among Golden State Bancorp Inc., First Gibraltar Holdings Inc. and Hunter's Glen/Ford, Ltd.

         Exhibit 99.1 - Agreement pursuant to Rule 13d-1(f)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fort in this statement is true, complete and correct.

            Date: September 21, 1998


                                       MAFCO HOLDINGS INC.

                                       By: /s/ Glenn P. Dickes
                                          -----------------------------------
                                           Name: Glenn P. Dickes
                                           Title: Senior Vice President


                                       FIRST GIBRALTAR HOLDINGS INC.

                                       By: /s/ Glenn P. Dickes
                                          -----------------------------------
                                           Name: Glenn P. Dickes
                                           Title: Vice President


                                       FORD DIAMOND CORPORATION

                                       By: /s/ Gerald J. Ford
                                          -----------------------------------
                                           Name: Gerald J. Ford
                                           Title: President


                                       HUNTER'S GLEN/FORD, LTD.

                                       By: /s/ Gerald J. Ford
                                          -----------------------------------
                                           Name: Gerald J. Ford
                                           Title: General Partner

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                              Mafco Holdings Inc.


         Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address           Present Principal Occupation or Employment
----------------           ------------------------------------------
Ronald O. Perelman         Director and Chairman of the Board

Donald G. Drapkin          Director and Vice Chairman

Howard Gittis              Director and Vice Chairman

James R. Maher             Director and President

Irwin Engelman             Executive Vice President and Chief Financial Officer

Barry F. Schwartz          Executive Vice President and General Counsel

                        DIRECTORS AND EXECUTIVE OFFICERS
                         First Gibraltar Holdings Inc.

         Set forth below is each director and executive officer of First Gibraltar Holdings Inc. The principal address of First Gibraltar Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address           Position Held with FGH
----------------           ----------------------
Ronald O. Perelman         Chairman of the Board and Chief Executive Officer

Donald G. Drapkin          Vice Chairman

Howard Gittis              Vice Chairman

Bruce Slovin               Vice Chairman

Irwin Engelman             Executive Vice President and Chief Financial Officer

Barry F. Schwartz          Executive Vice President and General Counsel


                        DIRECTORS AND EXECUTIVE OFFICERS
                            Ford Diamond Corporation

         Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.

Name and Address     Position Held with FDC                 Present Principal Occupation or Employment
----------------     ----------------------                 ------------------------------------------
Gerald J. Ford       President and Sole Director            Chairman & Chief Executive Officer, Golden State
                                                               Bancorp Inc. and California Federal Bank
Nancy J. Foederer    Vice President and Treasurer           Vice President & Treasurer, Diamond A-Ford Cor
                                                               poration
Charles W. Brown     Secretary and Assistant Treasurer      Secretary, Diamond A-Ford Corporation
Shirley Booth        Assistant Secretary                    Executive Assistant, California Federal Bank
Robert C. Taylor     Assistant Secretary                    Attorney, Taylor Lohmeyer Corrigan, PC
                                                            2911 Turtle Creek Blvd., Suite 1010
                                                            Dallas, Texas 75219